FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2016

CONTENTS



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Section

MAR 0 1 2017

SEC FILE NUMBER
8-30682

FACING PAGE   Washington DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2016**   AND ENDING   **12/31/2016**

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Capital Equities, LTD** | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) | FIRM I.D. NO. |

3 Dakota Drive, Suite 310

(No. and Street)

Lake Success	**New York**	**11042**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David H. Schwartz   516-487-8220

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP

(Name – if individual, state last, first, middle name)

2580 Sunrise Highway	**Bellmore**	**NY**	**11710**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

1A

OATH OR AFFIRMATION

I, ___David H. Schwartz_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___First Capital Equities, Ltd._____ , as

of ___December 31_____, 20_16_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Capital Equities, Ltd.

We have audited the accompanying statement of financial condition of First Capital Equities, Ltd. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Equities, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

2

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of First Capital Equities, Ltd.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schwartz & Company, LLP

New York, New York
February 28, 2017

SCHWARTZ & COMPANY, LLP

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	110,114
Commissions and fees receivable		3,462
Prepaid expense and other assets		6,721
Total assets	$	120,297

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	22,255
Commitments and contingencies		
Stockholders' equity		
Common stock (no par value, 200 shares authorized, 100 shares issued and outstanding)		-
Additional paid-in capital		90,000
Retained earnings		8,042
Total stockholders' equity		98,042
Total liabilities and stockholders' equity	$	120,297

The accompanying notes are an integral part of these financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Income		
Commission and fee income	$	50,067
Expenses		
Employee compensation and benefits		16,000
Professional fees		10,960
Registration fees		5,038
Occupancy expense		2,000
Insurance		1,755
Telephone		200
General and administrative		5,989
Total expenses		41,942
Income from operations		8,125
Other Income		
Interest income		753
Net income	$	8,878

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

| | Common Stock | | Additional Paid-in | Retained | Total Stockholders' |
	Shares	Par Value	Capital	Earnings	Equity
Balance - January 1, 2016	100	$ -	$ 90,000	$ 16,350	$ 106,350
Dividend paid	-	-	-	(17,186)	(17,186)
Net income	-	-	-	8,878	8,878
Balance - December 31, 2016	100	$ -	$ 90,000	$ 8,042	$ 98,042

The accompanying notes are an integral part of these financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income	$	8,878
Adjustments to reconcile net income to net cash		
provided by operating activites:		
Decrease(Increase) in assets:		
Commissions and fees receivable		(479)
Prepaid expense and other assets		(935)
Increase(Decrease) in liabilities:		
Accounts payable and accrued expenses		9,774
Net cash provided by operating activities		17,238
Cash flows from financing activities:		
Dividend paid		(17,186)
Net increase in cash		52
Cash and cash equivalents - beginning of year		110,062
Cash and cash equivalents - end of year	$	110,114
Supplemental disclosures of cash flow information:		
Interest expense	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

Note 1:   Operations and Structure

First Capital Equities, Ltd. (the "Company"), is a New York corporation and was organized in 1983. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2:   Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of deposits in a checking account and highly liquid investments in money markets. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company earns commissions and fees from the sale of mutual fund investments and variable life insurance and annuities. Revenue is recognized when the commission and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2:   Summary of Significant Accounting Policies (continued)

Commissions and Fees Receivable
   Commissions and fees receivable represent amounts due from the sale of mutual fund investments and variable life insurance and annuities. Commissions and fees receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding.   When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Income Taxes
   The Company has elected under provisions of the Internal Revenue Code to be taxed as an S Corporation. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, stockholders are liable for the federal income taxes on the individual's tax return. State taxes are the liability of the Company. The Company is subject to a fixed dollar minimum tax in the amount of $25.

Uncertain tax positions
   In accordance with FASB ASC 740, *Accounting for Income Taxes*, the Company recognized no material adjustments to liabilities or stockholders' equity. Interest and penalties associated with unrecognized tax benefits are classified in general and administrative expenses in the statement of operations. The Company had no unrecognized tax benefits at December 31, 2016.

   The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.   Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2013 are no longer subject to examination by tax authorities.

   The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.   The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a taxing authority.

Note 3:   Stockholders' Equity

On June 16, 2011, the Company adopted a new shareholders' agreement to include the following:

The Company is authorized to issue 200 shares of common stock with no par value. As of December 31, 2016 the Company has issued 100 shares of common stock.

The shareholders are subject to restrictions on transfer of shares as disclosed in the Company's shareholders' agreement.

Unless otherwise agreed in writing by the shareholders, the Company shall make cash dividend distributions each quarter in an amount equal to the excess of the Company's working capital over $50,000, subject to maintaining the required minimum net capital pursuant to rule 15C3-1 and adjustment from time to time as mutually agreed by the shareholders.

Note 4:   Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

Note 5:   Exemption from Securities Investor Protection Corporation – Assessment Reconciliation

The Company is exempt from filing the assessment reconciliation with the Securities Investor Protection Corporation as its income did not exceed $500,000 for the year ended December 31, 2016.

Note 6:   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of approximately $88,000, which was $83,000 in excess of its required net capital of $5,000. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was .253 to 1.

Note 7:   Concentration of Credit Risk

Periodically throughout the year and at December 31, 2016, the Company may have cash in excess of the federally insured limits. As of December 31, 2016, the Company did not have any balances in excess of the federally insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

Two customers accounted for 43% of commissions and fees receivable and two customers accounted for 71% of commissions and fee income as of and for the year ended December 31, 2016, respectively.

Note 8:   Related Party Transactions

Pursuant to an expense and facilities sharing agreement (the "Agreement") between the Company and an affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $24,000 for the year ended December 31, 2016 under the Agreement.

Note 9:   Commitments and Contingencies

There are no commitments, contingencies, guarantees, unasserted claims or assessments that might result in a loss or a future obligation.

Note 10:   Subsequent Events

Management has reviewed subsequent events for possible adjustment to or disclosure in the financial statement through February 28, 2017, the date the financial statements were issued. There were no subsequent events that required adjustment or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE I: COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2016

Total stockholders' equity	$ 98,042
Deductions	
Non-allowable assets	
Commissions and fees receivable	3,462
Prepaid expense and other assets	6,721
	10,183
Net capital	$ 87,859
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 22,255
Total aggregate indebtedness	$ 22,255
Computation of basic net capital requirement	
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 1,484
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($87,859- $5,000)	$ 82,859
Ratio of aggregate indebtedness to net capital	0.253 to 1

Reconciliation with Company's computation included
in part II of Form X-17A-5 as of December 31, 2016

Net capital, as reported in Company's part II (unaudited)	
FOCUS report	$ 87,634
Audit adjustments:	
Accounts payable and accrued expenses	225
Net capital per the preceding calculation	$ 87,859

See independent registered public accounting firm's report



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Capital Equities, Ltd.

We have reviewed management's statements, included in the accompanying exemption report in which (1) First Capital Equities, Ltd. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schwartz & Company, LLP

New York, New York
February 28, 2017

14

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com



To Whom It may Concern,

First Capital Equities, Ltd (the "Company") claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company does not maintain customer accounts or handle customer funds. The Company met this exemption provision through the year ended December 31, 2016 without exception.

Sincerely,

David H. Schwartz
Financial and Operations Principal
First Capital Equities, Ltd.